ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

October 14, 2008

VIA EDGAR AS CORRESP

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re: Preliminary Proxy Statement of ANS Investments LLC
in Opposition to the Board of Directors of Magellan Petroleum Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), ANS Investments LLC, a Delaware limited liability company (“ANS Investments”), is hereby filing with the Securities and Exchange Commission (the “Commission” or the “SEC”) its preliminary proxy statement and related form of proxy card (collectively, the “Preliminary Proxy Materials”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Preliminary Proxy Materials.

The Preliminary Proxy Materials will be furnished to the stockholders of Magellan Petroleum Corporation, a Delaware corporation (the “Company”), in connection with the solicitation by ANS Investments of proxies therefrom to be used at the 2008 Annual Meeting of Stockholders of the Company or at any meeting called in lieu thereof and at any and all adjournments, postponements, continuations or reschedulings thereof (the “2008 Annual Meeting”).

At the 2008 Annual Meeting, one (1) director will be up for re-election for a three-year term expiring at the 2011 Annual Meeting of Stockholders. ANS Investments intends to solicit proxies in support of, among other business, the election to the Company’s Board of Directors of one (1) nominee, its founder and Chief Executive Officer, Jonah M. Meer (the "Nominee"). The Nominee has consented to serve as a Nominee, to being named as a Nominee in the Preliminary Proxy Materials and to serve as a director of the Company if elected. In addition, as described in the Preliminary Proxy Materials, ANS Investments intends to present two stockholder proposals for consideration by the Company’s stockholders at the 2008 Annual Meeting. Accordingly, on September 11, 2008, ANS Investments delivered a notice to the Company (the “Notification Letter”) of its intent to nominate one (1) person for election to the Company’s Board of Directors and to propose two other matters of business for consideration by stockholders as more specifically described in the Notification Letter, at the 2008 Annual Meeting, and of its intention to solicit proxies from the Company’s stockholders in connection therewith. A copy of the Notification Letter was previously filed with the Commission on September 11, 2008 as an exhibit to the ANS Investments’ Schedule 14A filed pursuant to Rule 14a-12 under the Exchange Act.

Securities and Exchange Commission
October 14, 2008

To the best of our knowledge, the Company has not yet filed its proxy statement with the Staff relating to the 2008 Annual Meeting. Accordingly, we believe that the Company is now required to file preliminary proxy materials containing the additional disclosures required by Items 4 and 5 of Schedule 14A applicable to solicitations subject to Rule 14a-12(c) of the Exchange Act, prior to filing definitive proxy materials.

* * * * * *

If the Staff of the Commission has any questions or comments regarding the accompanying Schedule 14A filing pursuant to Rule 14a-12 under the Exchange Act or any aspects of the proxy solicitation referred to therein, please telephone Keith E. Gottfried of Blank Rome LLP, counsel to ANS Investments, at (202) 772-5887. Facsimile transmissions may be sent to him at (202) 572-1434.

Very truly yours,

/s/ Jonah M. Meer

Jonah M. Meer
Chief Executive Officer

cc:   Mr. Keith E. Gottfried, Esq.